UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

METROLOGIC INSTRUMENTS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

C. Harry Knowles

Interim Chief Executive Officer

90 Coles Road

Blackwood, NJ 08012

(856) 228-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein, Esq. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street Philadelphia, PA 19103 Tel: (215) 665-8500	Larry W. Sonsini, Esq. John A. Fore, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$5,325,366*	$570	*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock being solicited in this offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,497

Form or Registration No.: Schedule 14A

Filing Party: Metrologic Instruments, Inc.

Date Filed: October 5, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Metrologic Instruments, Inc., a New Jersey corporation (“Metrologic” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 21, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by the Company on November 29, 2006 and Amendment No. 2 to the Schedule TO filed by the Company on December 18, 2006, relating to the offer by the Company to purchase outstanding options to purchase shares of its Common Stock, par value $0.01 per share, on the terms and subject to the conditions described in the Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash dated November 21, 2006 (the “Offer to Purchase”). This Amendment No. 3 is made to extend the expiration date of the Offer to Purchase until December 21, 2006 at 5:00 p.m. Eastern Time and to clarify that the Eligible Employees in the Offer to Purchase include current and former directors of Metrologic or its subsidiaries holding Eligible Options. No other changes are made to the Offer to Purchase.

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Item 11. Other Information

On December 18, 2006, the Company issued a press release announcing the extension of the expiration date in connection with the tender offer until 5:00 p.m. Eastern Time on December 21, 2006. A copy of the press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference. In addition, the term Eligible Employees in the Offer to Purchase includes current and former directors of Metrologic or its subsidiaries holding Eligible Options.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(G)	Press Release Announcing Extension of Tender Offer Period

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METROLOGIC INSTRUMENTS, INC.

/S/ C. HARRY KNOWLES
C. Harry Knowles
Chairman and Interim Chief Executive Officer

Date: December 19, 2006

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INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)(A)		Offer to Purchase from Eligible Employees All Outstanding Eligible Options to Purchase Common Stock for Cash, dated November 21, 2006*

(a)(1)(B)		Election Form*

(a)(1)(C)		Withdrawal Form*

(a)(1)(D)		Letter to Eligible Employees, dated November 21, 2006*

(a)(1)(E)		Form of Confirmation E-Mails*

(a)(1)(F)		Form of Reminder E-Mails*

(a	)(1)(G)	Press Release Announcing Extension of Tender Offer Period

(a)(2)		Not applicable

(a)(3)		Not applicable

(a)(4)		Not applicable

(a)(5)		Not applicable

(b)		Debt Commitment Letter by and between Meteor Holding Corporation and Morgan Stanley Senior Funding, Inc. dated September 12, 2006 (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC)*

(d)(1)		Metrologic Instruments, Inc. 1994 Incentive Plan (incorporated herein by reference to Exhibit 99 to the Registrant’s Registration Statement on Form S-8 (Reg. No. 33-89376))*

(d)(2)		First Amendment to Metrologic Instruments, Inc. 1994 Incentive Plan dated July 1, 1997 (incorporated herein by reference to Exhibit 10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)*

(d)(3)		Metrologic Instruments, Inc. 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 dated December 3, 2004)*

(d)(4)		Definitive Proxy Statement on Schedule 14A (incorporated herein by reference, filed with the Securities and Exchange Commission on November 28, 2006)*

(d)(5)		Agreement and Plan of Merger, dated as of September 12, 2006, between Metrologic Instruments, Inc., Meteor Holding Corporation and Meteor Merger Corporation (incorporated herein by reference to Annex A to the Proxy Statement)*

(d)(6)		Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, C. Harry Knowles, Janet H. Knowles and certain related family trusts and charitable entities (incorporated herein by reference to Annex C-1 to the Proxy Statement)*

(d)(7)		Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P. (incorporated herein by reference to Annex C-2 to the Proxy Statement)*

(g)		Not applicable

(h)		Not applicable

* Previously filed

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